FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2009

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-4 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Receives Notices of Failure to Comply With Nasdaq Global Market Listing Standards

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Eyal Cohen —————————————— Eyal Cohen CFO

Dated: September 21, 2009

B.O.S. Receives Notices of Failure to Comply With Nasdaq Global Market Listing Standards

RISHON LEZION, Israel, September 21, 2009 (GLOBE NEWSWIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) announced today that on September 15, 2009 it received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) advising the Company that it has failed to comply with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in Nasdaq Marketplace Rule 5450(a)(1). In a separate notice dated September 15, 2009, Nasdaq also advised the Company that the market value of the Company’s Ordinary Shares did not comply with the minimum $5 million market value of publicly held shares requirement for continued listing on the Nasdaq Global Market set forth in Nasdaq Marketplace Rule 5450(b)(1)(C). In addition, in a separate notice dated September 17, 2009, Nasdaq advised the Company that it was not in compliance with Nasdaq Marketplace Rule 5450(b)(1)(A) which requires that a Nasdaq Global Market listed company maintain a minimum of $10 million in stockholders’ equity. At June 30, 2009, the Company had stockholders’ equity of $8,420,000.

The Company has been provided with a 180 day grace period until March 15, 2010 to regain compliance with the $1.00 minimum bid price requirement and 90 days, or until December 14, 2009, to regain compliance with the $5 million market value requirement. Unless the market value of the Company’s publicly held Ordinary Shares is $5 million or more for a minimum of 10 consecutive business days during the 90 day period ending December 14, 2009 and Nasdaq determines the Company has demonstrated compliance with Rule 5450 (b)(1)(C) the Company would no longer qualify for continued listing on the Nasdaq Global Market. The Company has 15 days to submit a plan to Nasdaq to regain compliance with the $10 million stockholders’ equity requirement and if this plan is accepted by Nasdaq, the Company may be granted an extension of up to 105 calendar days from the date of the notice to evidence compliance with this requirement.

If the Company regains compliance with the $5 million market value requirement by December 14, 2009 and the $10 million stockholders’ equity requirement within any extension period that may be granted by Nasdaq, it would have until March 15, 2010 to regain compliance with the $1.00 minimum bid price requirement.

In the event that the Company is unable to comply with the $5 million market value requirement by December 14, 2009 or the $10 million stockholders’ equity requirement within any extension period that may be granted by Nasdaq, Nasdaq further advised the Company that it can apply to transfer the listing of its Ordinary Shares to The Nasdaq Capital Market. If the Company submits an application to have its Ordinary Shares transferred to The Nasdaq Capital Market and pays the applicable listing fee by December 14, 2009 (in the case of the market value requirement) or within any extension period that may be granted by Nasdaq (in the case of the stockholders’ equity requirements) or if no extension is granted, by October 1, 2009, Nasdaq’s initiation of any delisting proceedings will be stayed pending Nasdaq’s review of the Company’s application. To transfer its listing, the Company must satisfy The Nasdaq Capital Market’s requirements for continued listing (other than the $1.00 minimum bid price requirement, which it must comply with by March 10, 2010). If Nasdaq does not approve the Company’s transfer application, Nasdaq will provide written notification to the Company that its Ordinary Shares will be delisted.

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID, Mobile and Supply Chain solutions to global enterprises. BOS’ proprietary BOSERVER, BOSaNova, RFID, Mobile and supply chain offerings are being used to improve the efficiency of enterprise logistics and organizational monitoring and control systems of over 2,000 customers worldwide. With BOS solutions, companies are enhancing the automation of various aspects of their supply chain, improving asset tracking, and managing real-time business data, all crucial to improving margins in today’s competitive marketplace.

For more information, please visit: www.boscorporate.com

For more information:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-3-954-1000
eyalc@boscom.com